Exhibit 99.1

PRESS RELEASE

SMX and A*STAR Unite Industry Coalition to Build Nation-Scale Plastic Circularity Platform

Flagship programme will demonstrate molecular-level traceability from waste collection to high-value recycled resin, advancing Singapore’s Zero Waste Masterplan and reinforcing regional circular-economy leadership.

New York, Singapore ----- 2 September 2025 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), the pioneer of “physical-to-digital” supply-chain solutions, and the Agency for Science, Technology and Research (A*STAR), Singapore’s lead public sector research and development (R&D) agency, today announced a strategic collaboration to pilot a national plastic circularity platform with brands, producers, manufacturers, waste collectors, recyclers and retailers.

This collaboration combines SMX’s chemical molecular marking technology, patented reader and blockchain-based traceability platform with A*STAR’s cutting-edge digital, advanced chemical spectroscopic detection and profiling research capabilities, to create an intelligent system to permanently mark, track and analyse plastics through their entire lifecycle—from manufacturing to recycling. By enabling every plastic item to carry a secure digital record of its origin, composition, and reuse cycles, the initiative aims to greatly enhance transparency and efficiency in recycling – supporting Singapore’s vision of a sustainable, circular economy

This multi-year collaboration will integrate SMX’s invisible molecular markers, readers and blockchain ledger, with blockchain, AI, advanced chemical spectroscopic detection and material profiling research capabilities from A*STAR, creating an auditable digital twin and AI system for post-consumer plastic flows across Singapore’s collection, sorting and recycling ecosystem.

Collaboration Highlights

Phase 1 will launch the first nationwide “digital passport” for plastics, dynamically tagging and tracing more than 5 000 tonnes of postconsumer flexible and rigid waste in real time. Semi-industrial integration is expected to start in Q1 2026, and a full scale commercial showcase is slated for Q2 2027—deliberately timed to provide industry with a turnkey compliance pathway ahead of impending extended producer responsibility mandates, with an end-stage capacity to tag and trace more than 5,000 tonnes of post-consumer plastics annually.

The full-scale commercial tagging and tracing stage is envisioned to be powered by a coalition of global and local brands, regional retailers, resin producers, converters and recyclers - unlocking high-value, mechanically recycled feedstock (recycled material that can be reused or re-produced) and demonstrating that true circularity is mission-critical to economic resilience.

Strategic Value & Market Context

Singapore currently incinerates 94 % of the 957 000 tonnes of plastic it generates each year, recycling just 6%—which SMX believes is a costly gap that burns value as well as waste. If only one-third of that stream were captured in an SMX-verified loop, SMX estimates that the nation would avoid roughly S$27 million in annual incineration fees and create a further S$75 million in saleable, certified post-consumer resin (PCR)—a compliance dividend worth more than S$100 million every year.

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PRESS RELEASE

The collaboration between SMX and A*STAR is designed to flip that equation at scale. By embedding chemical molecular “barcodes” in every pellet and logging each hand-off on blockchain, the parties aim to lift regional recycling rates by more than 30% and halve landfill or ash-fill volumes by 2030. When replicated across ASEAN, SMX estimates that the same architecture could unlock an addressable market of ≈ S$4.2 billion a year in certified recycled material and platform fees—turning waste into a bankable commodity.

Plastic Cycle Token – Turning Data into Value

Each SMX-verified kilogram of recycled plastic will also be wrapped in a Plastic Cycle Token (PCT), a tradeable digital asset backed one-for-one by the molecular marker and its on-chain audit trail. The Plastic Cycle Token (PCT) is engineered to supersede traditional carbon credits—potentially enabling recyclers to monetise verified recycled output, brands to hedge compliance risk, and investors to back measurable circularity.

SMX believes that demand signals are loud and cross-sectoral. FMCG, food-grade packaging, electronics and automotive brands across China, India, Indonesia, Japan and Singapore are already specifying minimum-PCR thresholds and treating traceability as insurance against compliance shocks and brand-equity risk. In markets with real enforcement, verified PCR now commands a 5–15 % premium over virgin polymer, a spread expected to widen as Extended Producer Responsibility (EPR) schemes tighten.

Against that backdrop, Phase 1 of the collaboration will create a nationwide digital passport for plastics, tagging and tracing thousands of tonnes of flexible and rigid waste in real time. The data stream will give producers a turnkey path to comply with Singapore’s Mandatory Packaging Reporting rules and forthcoming recycled-content mandates, while supplying recyclers with potentially higher-value, mechanically recycled feedstock. In short, SMX contends that true circularity is no longer nice-to-have—it is mission-critical to economic resilience and regional competitiveness.

Haggai Alon, Founder & CEO, SMX: “As Singapore marks 60 years of independence, it continues to prove that long-range planning turns constraints into catalysts for growth.

Together with A*STAR and our industry partners, we are building a bridge from Semakau to Jurong Island—transforming what was once a disposal endpoint into a high-value feedstock stream. This programme adds a new layer to Singapore’s leadership in technology and sustainability and we believe places a powerful tool in the region’s master toolbox as Asia drives global growth.

True circularity is driven by smart execution and adaptability. This is the first stage of a long-term plan—anchored by molecular traceability that converts waste into a verified commodity, and through the Plastic Cycle Token, a market instrument engineered to supersede traditional carbon credits with something measurable, auditable and economically useful.”

Professor Lim Keng Hui, Assistant Chief Executive Officer of the Science & Engineering Research Council, A*STAR: “This collaboration exemplifies A*STAR’s mission to translate cutting-edge research into impactful, sustainable solutions. Together with SMX, we will harness science and engineering to close the plastics loop and strengthen Singapore’s position as a global circularity hub.”

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References

1.	National Environment Agency (NEA). Waste & Recycling Statistics 2014 – 2023. Singapore: NEA; 2024.
2.	Shunpoly.com. “How Much Plastic Is Wasted Each Year in Singapore?” Accessed 5 August 2025.
3.	National Environment Agency (NEA). Waste-Statistics & Overall Recycling (interactive dashboard). Updated 2024; accessed 5 August 2025.
4.	National Environment Agency (NEA). Mandatory Packaging Reporting portal. Accessed 5 August 2025.
5.	Singapore Statutes Online. Environmental Public Health (Public Cleansing) Regulations — Incineration gate-fee schedule; revised 2024.
6.	National Environment Agency (NEA). “New Licensing Regime for General Waste Disposal Facilities.” Technical brief & dialogue-session slides; 2024.
7.	Nasdaq.com. “SMX Announces Planned Launch of World’s First Plastic Cycle Token.” Press release; 2024.
8.	Yahoo! Finance. “SMX Plastic Cycle Token Is a Functional Market-Driven Solution…” News article; 2024.
9.	Los Angeles Tribune. “Carbon Credits Had Their Day… Now the SMX Plastic Cycle Token…” Feature article; 2025.
10.	National Environment Agency (NEA). Refuse Collection Fees for Households. Revised 2024; accessed 5 August 2025.

For further information contact:

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About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber, plastic and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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